Exhibit 99.1

IMTE Announces Receipt of Additional Delisting Determination Letter from Nasdaq

Sydney and New York, January 6, 2026 - Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company"), an Australia company, today announced that it has received an additional delisting determination letter (the "Additional Determination Letter") from the Listing Qualifications Staff (the "Staff") of the Nasdaq Stock Market LLC ("Nasdaq") as it has not filed a Form 6-K containing an interim balance sheet and income statement as of the end of its second quarter ("Interim Report"), it no longer complies with Nasdaq Listing Rules (the "Rules") for continued listing. Accordingly, this matter serves as an additional basis for delisting the Company's securities from The Nasdaq Stock Market. As disclosed previously and discussed in detail below, the Company has also failed to timely file its Form 20F for the year ended December 31, 2024. The Listing Rule requires listed companies to timely file all required periodic financial reports with the Securities and Exchange Commission (the "SEC").

As previously disclosed, on October 30, 2025, the Company received a delisting determination letter from the Staff of the Nasdaq indicating that, unless the Company timely requests a hearing before the Nasdaq Hearings Panel (the "Panel"), the Company's common stock would be subject to suspension and delisting from the Nasdaq Capital Market at the opening of business on November 10, 2025 due to the Company's non-compliance with Nasdaq's filing requirements set forth in Listing Rule 5250(c)(1) (the "Listing Rule") for its failure to timely file its Form 20F for the year ended December 31, 2024. The Company requested the Hearing which was held on December 2, 2025 and on December 10, 2025 the Company received a letter from Nasdaq that the Panel has granted an extended stay to January 30, 2026 to demonstrate compliance with the Periodic Filing rule.

The Staff has sent a formal notification to the Panel to consider this matter (additional delisting determination on the Company's failure to file the Interim Report on a timely manner) in their decision regarding the Company's continued listing on The Nasdaq Capital Market.

The Company intends to present its views with respect to this additional deficiency to the Panel in writing no later than January 9, 2026.

About Integrated Media Technology Limited ("IMTE")

IMTE is an Australian company engaged in the businesses of the trading in Halal products, the manufacture and sale of nano coated plates for filters, and the manufacturing and sale of electronic glass. For more information, please visit www.imtechltd.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including those regarding IMTE's expectations, intentions, strategies, and beliefs pertaining to future events or future financial performance. Actual events or results may differ materially from those in the forward-looking statements because of various important factors, including those described in the Company's most recent filings with the SEC. IMTE assumes no obligation to update publicly any such forward-looking statements, whether because of new information, future events or otherwise. For a more complete description of the risks that could cause our actual results to differ from our current expectations, please see the sections entitled but not limited to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" in IMTE's annual reports on Form 20-F and interim reports on Form 6-K filed with the SEC, as such factors may be updated from time to time in IMTE's periodic filings with the SEC, which are accessible on the SEC's website at www.sec.gov and at www.imtechltd.com.

Investor Relations Contact:

Email: investors@imtechltd.com